Mail Stop 3561

December 29, 2006

Gary L. Smith
Executive Vice President and Chief Financial Officer
International Textile Group, Inc.
804 Green Valley Road, Suite 300
Greensboro, NC 27408

>   **Re: International Textile Group, Inc.**
>   **Safety Components International, Inc.**
>   **File No. 000-23938**
>   **Form 10-K: For the Year Ended December 31, 2005**
>   **Form 10-Q: For the Quarterly Period Ended September 30, 2006**
>   **Form 8-K furnished October 26, 2006**

Dear Mr. Smith:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 Business and Basis of Presentation

NxGen Partnership, page F-10

1. We note that Safety Component International, Inc. recognized a pre-tax amount of approximately $1.2 million related to the company's proportionate share of the income of NxGen Technologies, LLC – a 49% owned investee accounted for under the equity method. As it appears that the amount of equity income recognized from Safety Component International, Inc.'s investment in NxGen may meet the third condition set forth in Rule 1-02(w) of Regulation S-X, after substituting a threshold of 20 percent for the 10 percent threshold set forth in the Rule, please tell us why financial statements for NxGen Technologies, LLC were not filed in accordance with Rule 3-09 or Regulation S-X. Alternatively, please file these financial statements, if required.

2. Based upon Note 1 to Safety Component International, Inc.'s financial statements, it appears that the "Equity in earnings from unconsolidated affiliate" recognized from Safety Component International, Inc.'s investment in NxGen Technologies, LLC may have resulted entirely from NxGen's recognition of an initial license fee charged to a major automotive supplier for an exclusive, world-wide, royalty-bearing license to certain of NxGen's patents and patent know-how. Furthermore, it appears that the entire amount of the initial license fee may have been recognized as revenue upon receipt. As it does not appear that the initial license fee charged to the major automotive supplier by NxGen was in exchange for the delivery of products or services representing the culmination of a separate earnings process, please tell us why you believe it was appropriate for NxGen to recognize the entire license fee upfront. Refer to SAB Topic 13(3)(f) for further guidance.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Item 1. Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 11 Subsequent Event, page 17

3. You state that as a result of the merger occurring on October 20, 2006 between Safety Components International Inc. and ITGH, your company now operates in five primary businesses: safety textiles, bottom-weight woven apparel fabrics, interior furnishings, government uniform fabrics, and specialty fabrics and

services. We note that immediately prior to the merger, Safety Components International, Inc. only consisted of two reportable segments (i.e. fabric and cushion segments). Furthermore, based upon the lack of segment disclosures contained in the financial statements of International Textile Group, Inc. (as provided in exhibit 99.1 of the 8-K furnished October 26, 2006), International Textile Group, Inc. appears to have classified the company's results of operations within a single operating segment. Please tell us whether you intend to report additional operating segments as a result of the merger between Safety Components International, Inc. and ITGH ("the combined company") and discuss the basis for your conclusion. To the extent that you intend to combine more than one of your primary businesses into a single operating segment for financial reporting purposes, please tell us and disclose the factors used to identify your reportable segments, as well as, discuss whether operating segments have been aggregated. Refer to the disclosure requirements of paragraph 26 of SFAS No. 131. In addition, please confirm that your future filings for the combined company will report revenues from external customers for each product and service or group of similar products and services, as well as, information about geographic area as required by paragraphs 37 and 38 of SFAS No. 131.

4. We note that in connection with the completion of the merger between Safety Components International, Inc. and International Textile Group, Inc., the board of directors of Safety Components International, Inc. declared a stock dividend of one-ninth of one share of common stock for each share of common stock outstanding immediately prior to the effective time of the merger. We note that the declaration of the dividend resulted in the issuance of 612,094 shares; however, based upon the number of shares outstanding, as disclosed in your balance sheet, it does not appear that these shares have been given retroactive effect. Please clarify whether the additional shares issued as a result of your stock dividend were given retroactive effect or tell us why such accounting treatment was not applied. Also, tell us why it does not appear that the additional shares were included in your computation of earnings per share. Please refer to the guidance provided in paragraph 54 of SFAS No. 128, as well as, SAB Topic 4:C.

Form 8-K furnished October 26, 2006

Exhibit 99.1

Financial Statements for the Fiscal Year Ended October 2, 2005

Consolidated Balance Sheets, page F-60

5. We note that the amounts reported as "Sundry accounts payable and accrued liabilities" in the balance sheets of International Textile Group, Inc. were approximately $32.6 million (44.1 % of total current liabilities) and $37.4 million (or 38.3% of total current liabilities) for the fiscal years ended October 2, 2005

and October 3, 2004, respectively. Please quantify for us the significant components of your accrued liabilities account for each of the periods referenced. Furthermore, please separately state, in your balance sheet or in a note thereto, each item included in your accrued liabilities account that exceeds 5 percent of your total current liability balance for the respective period. Refer to the requirements of Rule 5-02(20) of Regulation S-X.

Consolidated Statements of Shareholder's Equity, page F-62

6. Please tell us why the conversion of approximately $31,145,000 of unsecured subordinated notes to shares of common stock during the fiscal year ending October 3, 2004 did not result in the issuance of actual shares of common stock.

7. We note that the notes to International Textile Group, Inc.'s financial statements include very limited discussion of the company's significant equity transactions occurring during fiscal year 2005. In this regard, it is unclear why a stock dividend resulting in the issuance of 13,416,405 shares would only result in a reduction to retained earnings of approximately $134,000, when you issued common stock and converted unsecured subordinated notes to common stock at significantly greater amounts per share. As such, please tell us i) the nature of each of International Textile Group, Inc.'s significant equity transactions, ii) the party to which each significant equity issuance was made and iii) how the fair value of your common shares was determined at the date of each significant equity issuance.

Consolidated Statements of Cash Flows, page F-63

8. We note from your statement of cash flows that in fiscal years 2004 and 2005, International Textile Group, Inc. carried debt on the company's balance sheet which resulted in the recognition of non-cash interest expense, as accrued but unpaid interest was converted to additional principal amounts (hereinafter referred to as "PIK notes"). In substance, PIK notes are accruals for interest incurred but not paid in cash (until a later date or redemption of the notes) under the guidance in footnote 12 of paragraph 28 in SFAS No. 95. Furthermore, the guidance in paragraph 23(d) of SFAS No. 95 requires payments to lenders, that are, in substance, payments for interest to be classified as operating cash outflows in the period paid. In this regard, please tell us whether the "Repayment of unsecured subordinated notes" in amounts of $13.3 million and $5.6 million during fiscal years ended October 2, 2005 and October 3, 2004 included the payment of PIK notes representing previously accrued interest. If so, please tell us i) the specific amounts of the redeemed notes which related to "original principal" versus "accrued interest," ii) how you determined such amounts, and iii) why it does not appear that any portion of the cash payments used to redeem the unsecured subordinated notes has been reflected in the operating activities section of the cash flow statement. In addition, to the extent that you have used a specific

methodology to allocate the amount of the redeemed unsecured subordinated notes between the original principal balance and the PIK notes, please provide a detailed description of your method of allocation, and tell us why you believe your method is appropriate.

9. Furthermore, we note from International Textile Group, Inc.'s 10-Q for the period ended September 30, 2006 that as of date of the interim financial statements, ITGH had issued a total of $56.2 million of unsecured subordinated notes to WLR Recovery Fund II L.P., under which accrued but unpaid interest is converted to additional principal amounts. We would expect similar accounting treatment under SFAS No. 95 to be applied upon redemption of ITGH's unsecured subordinated notes. In this regard, we believe that the disclosure in the operating activities section of your statement of cash flows should be specific and transparent at the time that the notes are redeemed. As such, please use a caption like "Payment of Interest on PIK Notes," "Redemption of PIK Notes in Lieu of Interest," or some other similarly labeled line item in future filings, when reflecting operating cash outflows associated with the future redemption of PIK notes.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(l) Revenue Recognition, page F-66

10. We note that International Textile Group, Inc. records sales upon designation of specific goods for later shipment at customers' request with related risk of ownership passing to such customer. Such sales appear to constitute "bill and hold" arrangements. Given the significance of the criteria which must be met in order to recognize "bill and hold" arrangements as revenue, please provide us with a detailed analysis that evidences/ substantiates the consideration that you have given to each of the criteria outlined in SAB Topic 13(A)(3)(a). As a part of your response, please tell us the amount of bill and hold revenue recognized for the periods presented. In addition, please specifically tell us and expand your disclosures related to your revenue recognition policies, in future filings, to discuss:

- How transfer of title, risks, and rewards (particularly risk of loss) is evidenced for your bill and hold arrangements.
- To the extent known, the circumstances which result in the establishment of bill and hold arrangements between your company and your customers.
- Whether sales reported under bill and hold arrangements relate to inventory that is complete and ready for delivery, segregated from inventory to be used

> to fulfill other orders, and for which receipt of payment does not depend upon delivery to the customer.

Please provide a sample of your expanded disclosure with your response.

(4) Investments in Unconsolidated Affiliates, page F-72

11. We note from International Textile Group's ("ITG") Consolidated Statement of Operations that the combined "Equity in income of unconsolidated affiliates" recognized for fiscal year 2005 was material relative to the "Income before equity in earnings of unconsolidated affiliates and minority interest net income" recognized by ITG. As such, please tell us if you evaluated whether financial statements of any of ITG's individual unconsolidated affiliates were required to be filed in accordance with Rule 3-09 of Regulation S-X based upon the third condition set forth in Rule 1-02(w) of Regulation S-X, after substituting a threshold of 20 percent for the 10 percent threshold set forth in the Rule. If so, tell us the results of your evaluation.

(6) Long-term Debt, page F-75

12. We note that during fiscal year 2004, you issued $56.1 million of convertible unsecured subordinated notes in connection with your acquisitions of WLR Burlington Acquisition LLC and WLR Cone Acquisition LLC. You state that principal due on the unsecured notes payable to the WLR Funds could from time to time be converted in whole or in part into shares of Company common stock on a dollar for dollar basis, with the conversion ratio per share issued equal to the book value per share of the common stock as of the nearest fiscal year-end date of the Company or such other date as agreed upon by the parties. We also note that on August 2, 2004, $31.1 million of the outstanding balance of the aforementioned unsecured notes payable to WLR Funds was converted to shares of common stock, while $25 million was borrowed under new unsecured convertible subordinated notes to payoff the remaining balance of the original unsecured subordinated notes. Please tell us whether and how you evaluated whether a beneficial conversion feature, as described in EITF 98-5, existed at the date of each issuance of your unsecured convertible subordinated notes and the results of your evaluation. Your response should be in sufficient detail such that it addresses information including, but not limited to, the following:

- How the book value of your common stock is determined for purposes of ascertaining the price at which your convertible subordinated debt issued in connection with your acquisitions will be converted.
- The conversion price or ratio of your debt issued on August 2, 2004, as the conversion terms do not appear to be specifically disclosed.

- How the fair value of your common stock was determined on each date that you issued your unsecured convertible subordinated notes.
- To the extent that you believe that the book value of your common stock was equivalent to or exceeded the fair value of your common stock, how such determination was made. In addition, to the extent that the book value of your common stock was believed to exceed the fair value of your common stock, and if such book value was determined based upon net asset value, please tell us what consideration was given to the potential impairment of your assets.
- As it appears that the book value of your common stock appears to be subject to change between the time of issuance of your debt and the ultimate conversion or redemption of your debt, how changes to the effective conversion price have been accounted for.
- How the conversion terms of your debt have impacted your accounting treatment subsequent to the issuance of the debt – including, but not limited to, the recognition of expense, if any, both prior to and at the time of conversion or redemption.

Furthermore, as i) you have redeemed a portion of your originally issued convertible subordinated debt and ii) and the accrued but unpaid interest on your convertible subordinated debt issued on August 2, 2004 converts to additional principal amounts ("PIK Notes"), please tell us what consideration has been given to Issue 10 and Issue 12 of EITF 00-27 (as applicable) when determining the appropriate accounting treatment for your convertible debt issuances.

(14) Stock-Based Compensation, page F-82

13. We note that during the fiscal year ended during fiscal year 2005, International Textile Group, Inc. granted 915,000 shares of ITG, Inc. restricted nonvested common shares with a grant date fair value of $6.78 per shares, as well as, 925,000 stock options with an exercise price of $6.78 per share. As we are unclear as to whether International Textile Group, Inc.'s shares traded on an exchange prior to the company's merger with Safety Components International, Inc., please tell how the fair value of your common stock was determined on the date(s) of your restricted share and common stock issuances. To the extent that ITG, Inc.'s shares were not traded on an exchange at the time of your restricted share and stock option issuances, please provide information including, but not limited to:

- Whether an independent valuation specialist was used to determine the fair value of your common stock on the date(s) of your restricted share and stock option issuances, and whether such valuation was performed contemporaneously with the issuances. To the extent that management chose not to obtain a contemporaneous valuation of the shares by an independent valuation specialist, please explain why.

- The method and significant assumptions used to determine the fair value of your common stock on the date(s) of your restricted share and stock option issuances.
- The valuation alternative selected to determine the fair value of your common shares on the date(s) of your restricted share and stock option issuances.
- An explanation of any factors contributing to differences between fair value of your common stock on the date(s) of your restricted share and stock option issuances and any other issuances of common stock during the 2005 fiscal year.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief